Emilio Ragosa

Partner

609.919.6633

eragosa@morganlewis.com

October 30, 2007

VIA EDGAR AND FAX

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE
Washington, DC 20549
Attention:  Greg Belliston

Re:	Senesco Technologies, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 24, 2007
File No. 1-31326

Dear Mr. Belliston:

This letter is submitted on behalf of Senesco Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-reference filing, as set forth in your letter dated October 25, 2007 (“Comment Letter”).

For your convenience, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Proposal One

1.             We note your response and revisions pursuant to comment 1. Please disclose in the Notice, in either tabular or narrative form, YA Global Investments’ and Stanford Venture Capital Holdings’ current and potential ownership percentages.

Thank you for your comment. We propose to add the following language to the Notice:

“The following table sets forth each investor’s current and potential ownership of the Company:

Princeton    Philadelphia    Washington    New York    Los Angeles    San Francisco    Miami    Pittsburgh    Chicago    Minneapolis

Palo Alto    Dallas    Houston    Harrisburg    Irvine    Boston    London    Paris    Brussels    Frankfurt    Beijing    Tokyo

	Beneficial Ownership of Investor Prior to Financing(1)		Beneficial Ownership of Shares After Financing(2)
Investor	Number	Percent	Number	Percent
YA Global Investments, L.P.	0	0%	11,105,555	26.2%

Stanford Venture Capital Holdings	2,470,535	14.1%	16,359,423	38.5%

(1) Ownership is based upon the number of outstanding shares of common stock as of September 30, 2007.

(2) Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of September 30, 2007 and (b) the total number of shares underlying the convertible debentures and warrants issued, and to be issued, in the financing, assuming full conversion at the fixed conversion price (as defined below) and full exercise at the current applicable exercise price, and excluding interest shares (as defined below) and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.”

See the Notice of the revised proxy enclosed herewith.

2.             We note the revisions to comment 2.

•      We note you have not yet determined the “exact proportion of the proceeds” that you will use on each component of your plan. Please disclose your best estimate as to how much you will use to advance the cancer target to the IND stage.

•      You now disclose that some of the proceeds will be used for “other human health and agricultural research and general corporate purposes.”  Please identify with more specificity what you mean by “other human health and agricultural research” and “general corporate purposes.”  State an approximate amount for each of these more specifically described uses. If you plan to use the proceeds on any products that are in clinical trials, you should identify the product and your plans for the product.

Thank you for your response. We propose to add the following language:

“We believe that the proceeds of the financing may be used as follows:

•      an estimated $3.0 million to $3.5 million to advance the cancer target to the IND stage;

•      an estimated $1.0 million to $1.5 million to fund additional pre-clinical human health research and development;

•      an estimated $0.5 million to $1.0 million to fund agricultural research and development;

•      an estimated $2.5 million to $3.0 million to pay general corporate and administrative costs; and

•      an estimated $1.0 to $1.5 million to obtain and maintain patents.

However, as these projects entail certain biologic and immunologic research studies yet to be performed; actual spending may differ from these projections in response to the data derived from each research study.”

See page 9 of the revised proxy enclosed herewith. At this time, the Company is unable to give more specific data than what is contained in the foregoing bullet points. However, if and when more specific amounts or uses become available, the Company will disclose such information in its periodic filings with the Commission.

*******

The Company acknowledges that:

•      it is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      it may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 609-919-6633 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Emilio Ragosa

Emilio Ragosa

ER/cmf